                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                    FORM 11-K


             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ___ to ___

For fiscal year ended December 31, 2000

Commission File number 1-3247

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below


                            THE CORNING INCORPORATED
                     INVESTMENT PLAN FOR UNIONIZED EMPLOYEES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                              CORNING INCORPORATED
                              ONE RIVERFRONT PLAZA
                                CORNING, NY 14831

Documents filed as part of this report:

      (a)   Index to financial statements filed as part of this report:

      The Statement of Net Assets Available for Benefits as at December 31, 2000 and 1999, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000 and supplementary information, together with the report thereon of PricewaterhouseCoopers LLP dated April 20, 2001, except Note 9 as to which the date is June 8, 2001. The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

      (b) Exhibits - The consent of PricewaterhouseCoopers LLP is attached hereto as Exhibit 23.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Unionized Hourly Employee Investment Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                             THE CORNING INCORPORATED
                                             INVESTMENT PLAN FOR
                                             UNIONIZED EMPLOYEES


                                             By: /s/ Lindsay W. Brown
                                                 -------------------------
                                                 Lindsay W. Brown
                                                 Member
                                                 Unionized Hourly Employee
                                                 Investment Plan Committee

Date:  June 27, 2001

THE CORNING INCORPORATED
INVESTMENT PLAN FOR
UNIONIZED EMPLOYEES

FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

                       [LETTERHEAD OF PRICEWATERHOUSECOOPERS]


                         REPORT OF INDEPENDENT ACCOUNTANTS

To the Corning Incorporated Investment Plan
  Committee and the Participants in
The Corning Incorporated Investment Plan for Unionized Employees


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Corning Incorporated Investment Plan for Unionized Employees (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

April 20, 2001, except
  Note 9 as to which the
  date is June 8, 2001

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                       2000             1999

Assets:
Investment in Corning Incorporated
    Master Investment Trust (Note 1)                $ 498,708        $ 459,659
                                                    ----------       ----------

      NET ASSETS AVAILABLE FOR BENEFITS             $ 498,708        $ 459,659
                                                    =========        =========



   The accompanying notes are an integral part of these financial statements.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000
(DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------









Allocated portion of increase in net assets from
  investment activities in the Corning Incorporated
  Master Investment Trust (Note 1)                      $ 104,620
                                                        ---------

Contributions:
  Employer contributions - cash                             7,468
  Participant contributions                                13,020
                                                        ---------
    Total contributions                                    20,488
                                                        ---------
Distributions to participants                             (77,516)
                                                        ---------
Net transfer to other qualified plans                      (8,543)
                                                        ---------
    Increase in net assets during the year                (65,571)

Net assets available for benefits:
  Beginning of year                                       459,659
                                                         ---------

  End of Year                                           $ 394,088
                                                        =========





   The accompanying notes are an integral part of these financial statements.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Corning Incorporated Investment Plan for Unionized Employees (the Plan) have been prepared on the accrual basis of accounting.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The accounting principles and practices which affect the significant elements of the financial statements are:

      BASIS OF ALLOCATION FROM THE CORNING INCORPORATED MASTER INVESTMENT TRUST

      The Plan has a specific interest in the Corning Incorporated Master Investment Trust (the Master Trust) in which another plan sponsored by Corning Incorporated (the Company) also participates. The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust.

      MASTER TRUST INVESTMENT VALUATION

      Master Trust investments are valued at market value with the exception of investment contracts and Corning Incorporated preferred stock. Investment contracts are valued at contract value, representing contributions made plus interest at the contract rate, less funds withdrawn and administrative expenses. There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2000, the average crediting interest rate was approximately 7.0 percent. Corning Incorporated preferred stock is valued at 14.37 times the market value of Corning Common Stock (Note 3). Market values for the common stock fund, mutual funds, preferred stock fund and the equity fund are based on market quotations. Participant loans receivable are valued at cost which approximates fair value.

2.    DESCRIPTION OF PLAN

      GENERAL

      The following brief description of the Plan sponsored by the Company is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

2.   DESCRIPTION OF PLAN (CONTINUED)

     GENERAL (CONTINUED)

     The Plan is a defined contribution profit-sharing-thrift-savings plan established in January 1984. The Plan is administered by The Corning Incorporated Investment Plan Committee (the Committee), appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Chase Manhattan Bank, N.A. is the trustee for all Plan assets.

     COVERAGE

     The Plan covers all union employees of participating unions which contract with the Company. At December 31, 2000, the unions at the following locations participated in the Plan:

         Blacksburg, Virginia               Greenville, Ohio
         Canton, New York                   Harrodsburg, Kentucky
         Corning, New York                  Oneonta, New York
         Danville, Virginia                 State College, Pennsylvania
         Erwin, New York                    Wilmington, North Carolina

     CONTRIBUTIONS

     Participants, other than highly-compensated participants, may contribute up to 15% of their base salary on a before tax basis, after tax basis or any combination of the two, to the Plan. Highly compensated participants are limited to contribute 1% to 9% of their base salary before tax, and 1% to 6% of their base salary after tax, not to exceed 15% in total. The maximum amount a participant can contribute to the Plan on a before tax basis is $10,500 per year as adjusted by the Internal Revenue Service for cost of living increases.

     The Company makes matching contributions, out of profits (as defined in the Plan), as a percentage of a participant's first 5% of contributions based on years of service as follows:

            o     less than 20 years of service             50%
            o     20 but less than 25 years of service      75%
            o     25 or more years of service              100%

     All matching Company contributions are invested in the Corning Incorporated Common Stock Fund. At December 31, 2000 and 1999, the Corning Incorporated Common Stock Fund contains net assets of $238,317 and $224,504, respectively, that are non-participant directed as a result of the accumulation of matching contributions made by the Company and the related earnings on those contributions. Benefit payments from this non-participant directed fund amounted to $33,895 in 2000.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

2.   DESCRIPTION OF PLAN (CONTINUED)

     CONTRIBUTIONS (CONTINUED)

     Participants may also elect to have their contributions invested in the Corning Incorporated Common Stock Fund on a before or after tax basis. The Company will make a matching contribution for the account of each participant in an amount equal to 15% of such participant's contributions to the Corning Incorporated Common Stock Fund.

     With respect to all employees eligible to participate in the Plan, beginning in January of the year the participant is expected to reach 10 years of vesting service and irrespective of whether such employee has elected to contribute to the Plan, the Company contributes weekly or monthly (based on employee's pay frequency) a supplemental contribution to the Corning Incorporated Common Stock Fund an amount equal to 1.175% of such employee's compensation.

     VESTING OF COMPANY CONTRIBUTIONS

     The Company's contributions to the Corning Incorporated Common Stock Fund are fully vested after five years. All contributions become fully vested upon total and permanent disability, death, retirement or termination of the Plan. The Company's supplemental contributions to the Corning Incorporated Common Stock Fund are nonforfeitable.

     FUND TRANSFERS

     Participants are allowed to transfer their accumulated contributions between funds. There are certain restrictions, however, on transfers involving the Corning Incorporated Common Stock Fund. First, only participants age 55 or over are allowed to transfer employer contributions in the Corning Incorporated Common Stock Fund into any of the other investment funds. Second, employee contributions into the Corning Incorporated Common Stock Fund are available for transfer after the funds have been in the Plan for five years. The earnings on employee contributions to the Corning Incorporated Common Stock Fund are unrestricted and eligible for transfer at any time.

     No transfers may be made into the Corning Incorporated Preferred Stock Fund. Transfers from the Corning Incorporated Preferred Stock Fund can only be made to the Corning Incorporated Common Stock Fund.

     INVESTMENT OPTIONS

     Participants who contribute to the Plan may elect to have their contributions invested in any combination of the following funds on a before or after tax basis:

            o     Stable Value Fund
            o     Vanguard Institutional Index Fund
            o     Pelican Fund
            o     W.P. Stewart Fund
            o     Vanguard Balanced Index Fund
            o     Vanguard International Growth Fund

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

2.   DESCRIPTION OF PLAN (CONTINUED)

     INVESTMENT OPTIONS (CONTINUED)

            o     Fidelity Contrafund
            o     Putnam New Opportunities Fund
            o     Vanguard Small-Cap Index Fund
            o     Vanguard Total Bond Market Index Fund
            o     Corning Incorporated Common Stock Fund

      STABLE VALUE FUND

      The Stable Value Fund is invested in a diversified portfolio of fixed income investments. These investments include Guaranteed Investment Contracts issued and guaranteed by insurance companies and U.S. Government agency investments. The Stable Value Fund seeks to provide a stable rate of return with safety of principal and liquidity as primary objectives.

      VANGUARD INSTITUTIONAL INDEX FUND

      The Vanguard Institutional Index Fund seeks to mirror the performance of the overall stock market by investing in large-company stocks.

      PELICAN FUND

      The Pelican Fund is invested in large-company stocks. The Pelican Fund seeks to provide moderate to high earnings with moderate to high variability of returns.

      W.P. STEWART FUND

      The W.P. Stewart Fund is invested in a variety of growth stocks. The fund seeks moderate to high earnings with moderate to high variability of returns.

      VANGUARD BALANCED INDEX FUND

      The Vanguard Balanced Index Fund replaced the Dodge & Cox Balanced Fund. This fund seeks income as well as long-term growth of capital and income with moderate variability of returns by investing 60% of its assets in stocks and 40% of its assets in bonds.

      VANGUARD INTERNATIONAL GROWTH FUND

      The Vanguard International Growth Fund seeks high earnings with high variability of returns by investing in stocks of large, non-U.S. companies with good growth potential.

      FIDELITY CONTRAFUND

      The Fidelity Contrafund seeks high earnings with high variability of returns by investing in stocks of medium sized and some small and large sized companies.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

2.    DESCRIPTION OF PLAN (CONTINUED)

      PUTNAM NEW OPPORTUNITIES FUND

      The Putnam New Opportunities Fund seeks high earnings with high variability of returns by investing in stocks of small, medium and some large sized companies with good growth potential in fast-growing industries.

      VANGUARD SMALL-CAP INDEX FUND

      The Vanguard Small-Cap Index Fund seeks long-term growth of capital with high variability of returns by investing in small company stocks.

      VANGUARD TOTAL BOND MARKET INDEX FUND

      The Vanguard Total Bond Market Index Fund seeks a high level of interest income with low-to-moderate variability of returns by investing in U.S. Treasury, federal agency, mortgage-backed and high-quality corporate bonds.

      CORNING INCORPORATED COMMON STOCK FUND

      The Corning Incorporated Common Stock Fund seeks high earnings with high variability of returns by investing in Corning Common Stock.

      The number of participants in each fund category was as follows:

                                                              DECEMBER 31,
                                                          2000          1999

        Fixed Income Fund                                 2,874         3,071
        Mutual Funds                                      7,226         6,055
        Equity Fund                                       1,138         1,258
        Corning Incorporated Common Stock Fund            5,590         5,238
        Corning Incorporated Preferred Stock Fund           224           256

      As many eligible employees participate in more than one fund, the total number of participants in the plan is less than the sum of the number of participants shown above. A total of 5,754 and 5,392 employees participated in the Plan at December 31, 2000 and 1999, respectively.

      DISTRIBUTIONS TO PARTICIPANTS

      Distributions are made upon retirement under the Company's Investment Plan, or in the event of a participant's total and permanent disability, death or other termination of employment. A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals. The Plan also provides for withdrawals by participants prior to termination. As of December 31, 2000 and 1999, there were 2,949 and 2,743, respectively, terminated and retired participants in the Master Trust with a total vested value of $573,732 and $565,110, respectively.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

2.   DESCRIPTION OF PLAN (CONTINUED)

     LOANS

     Participants are eligible to obtain loans from the Plan. Loans are limited to one loan with a repay-ment term not to exceed 4.5 years, except for primary residence loans which term may not exceed 10 years. The maximum amount of any loan is the lesser of one-half of the vested account balance, or $50,000 (with a $1,000 minimum). The interest rate on a loan is the prime rate plus 1% on the last business day of the month before the request for a loan. The Participant Loan Fund includes all loans outstanding to participants.

     FORFEITED ACCOUNTS

     Forfeited matching contributions approximating $329 at December 31, 2000, will be used to reduce future employer contributions.

     ADMINISTRATIVE FEES

     Participants in the Plan are charged an account fee of $2.00/month. The fee is deducted from each participant's account pro-rated among funds on the last business day of each month. Also, participants in the Plan are charged a loan fee of $50 per loan. The fee is deducted from the participant's loan proceeds.

3.   CORNING INCORPORATED PREFERRED STOCK FUND

     Effective September 6, 1989, the Master Trust and Plan agreements were amended to reflect the creation of a Series B Convertible Preferred Stock, $100 par value (Preferred Stock) to be offered to participants of the Plan. The participants were given the opportunity, during a certain period of time designated by the Committee, to designate a portion of their contributions made prior to the date of amendment to be invested in the Preferred Stock.

     Distributions paid and transfers from the Corning Incorporated Preferred Stock Fund must first be converted to the Company's Common Stock in whole shares only. The stock is convertible into the Company's Common Stock, at a conversion rate of 14.37 shares of Common Stock for each share of Preferred Stock converted, with a minimum value of $100 (par value). Effective October 3, 2000, a 3-for-1 stock split increased the conversion rate from
     4.79 to 14.37. The $100 floor applies to all transactions involving Corning Preferred Stock except for non-hardship withdrawals.

     Dividends on the Preferred Stock are declared quarterly and are payable as of the end of each calendar quarter. The dividend rate is equal to $2 per share of preferred stock. Dividends paid on shares of Preferred Stock are reinvested in the Stable Value Fund.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

4.   INVESTMENT IN CORNING INCORPORATED COMMON STOCK

     During 2000, the Master Trust purchased 842,671 shares of Common Stock of the Company at an aggregate cost of $72,360 and sold 3,668,493 shares for proceeds of $261,102 resulting in realized gains of $228,375. The Master Trust distributed 717,928 shares of Common Stock having a market value of $51,178 (cost of $9,901) to participants of the plans. The participants of the plans converted preferred shares or contributed cash for the purchase of 871,860 shares of Common Stock having a market value of $52,333 to the Master Trust. At December 31, 2000 and 1999, the Master Trust held 21,884,466 and 24,556,356 shares of Common Stock of the Company, respectively, of which the Plan had specific ownership of 6,636,487 and 7,819,314 shares, respectively. The activity in the Corning Incorporated Common Stock Fund prior to October 3, 2000 has been adjusted for the 3-for-1 stock split effective October 3, 2000.

5.   PLAN TERMINATION

     The Company may modify, suspend, change or terminate the Plan at any time. Although the Company intends to continue the Plan indefinitely, in the event the Plan is terminated, all amounts credited to participants' accounts will become 100% vested and will be distributed to participants in accordance with plan provisions.

6.   FEDERAL INCOME TAXES

     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 22, 1996, that the Plan as amended through December 20, 1994 and restated as of January 1, 1991, meets the requirements of Section 401(a) of the IRS Code and that the Plan is exempt from taxation under Section 501(a) of the IRS Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Participants are not taxed currently on their pro rata share of the Company's contributions to the Plan or on income earned by the Plan. Distributions from accumulated before-tax contributions and related earnings are generally subject to federal income tax as ordinary income.

7.   RISK AND UNCERTAINTIES

     The Plan provides for any combination of twelve investment funds. These investments are exposed to various risks, such as interest rate risk and market risk. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants' account balances and the amount of such investments reported in the statement of net assets available for Plan distribution and the statement of changes in net assets available for Plan distribution.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

8.   MASTER TRUST FINANCIAL INFORMATION

     Exhibits I and II reflect the Master Trust statement of net assets available for plan distributions and statement of changes in net assets available for plan distributions, respectively, by investment fund. The Plan's percentage interest in the net assets of the Master Trust at December 31, 2000 and 1999 was approximately 23% and 22.8%, respectively. Exhibits III and IV reflect statements of the Plan's interest in net assets by investment fund and of changes in the Plan's interest in net assets by investment fund, respectively.

9.   SUBSEQUENT EVENTS

     On June 8, 2001, the market value of Corning Incorporated Common Stock was $18.87 per share which represented a $33.94 or 64% decrease from the December 31, 2000 market value of $52.81 per share. This decrease in the market value resulted in an unrealized loss of approximately $225,200 for the 6,636,487 shares of Corning Incorporated Common Stock held on behalf of the Plan at December 31, 2000.

                                                                                                                         EXHIBIT I
THE CORNING INCORPORATED MASTER INVESTMENT TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
DECEMBER 31, 2000
(DOLLAR AMOUNTS IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------------



                                         CORNING                       VANGUARD   VANGUARD               PUTNAM
                                  -----------------------              INSTITU-   INTERNA-                 NEW     VANGUARD
                                    COMMON     PREFERRED                TIONAL     TIONAL    FIDELITY    OPPOR-    BALANCED
                                     STOCK       STOCK     PELICAN      INDEX      GROWTH     CONTRA-   TUNITIES     INDEX
                                     FUND        FUND       FUND         FUND       FUND       FUND       FUND       FUND
ASSETS:
Investments, at market value:
Corning Incorporated common
  stock (cost of $277,459)        $ 1,155,773    $     -   $      -     $      -    $     -    $     -    $     -    $     -

Corning Incorporated preferred
  stock (cost of $8,590)                    -     62,383          -            -          -          -          -          -

Mutual funds (cost of $440,533)             -          -     60,151      140,923     28,403     62,970     80,184     35,781

Equity fund (cost of $37,147)               -          -          -            -          -          -          -          -

Pooled investment fund (cost
  approximates market value)            9,066          -          -            -          -          -          -          -

Group annuity contracts, at
  contract value                            -          -          -            -          -          -          -          -
                                  ------------ ---------- ----------  ----------- ---------- ---------- ---------- ----------

      Total investments             1,164,839     62,383     60,151      140,923     28,403     62,970     80,184     35,781

Interfund receivables (payables)          200       (289)        (1)          (1)         -         36        (31)       (28)
Interest and dividends receivable          46        165          -          442          -          -          -        513
Participant loans receivable                -          -          -            -          -          -          -          -
Cash                                        -          -          -            -          -          -          -          -
                                  ------------ ---------- ----------  ----------- ---------- ---------- ---------- ----------

      Total assets                  1,165,085     62,259     60,150      141,364     28,403     63,006     80,153     36,266

Liabilities:
Forfeitures payable                    (1,090)         -         (4)          (7)        (1)       (39)        (5)       (32)
Accrued expenses                          (22)         -         (1)          (2)        (1)        (2)        (2)        (3)
Securities payable                     (1,561)         -          -         (442)         -          -          -       (513)
                                  ------------ ---------- ----------  ----------- ---------- ---------- ---------- ----------

Net assets available for benefits $ 1,162,412   $ 62,259   $ 60,145    $ 140,913   $ 28,401   $ 62,965   $ 80,146   $ 35,718
                                  ------------ ---------- ----------  ----------- ---------- ---------- ---------- ----------



                                                 VANGUARD
                                    VANGUAGE    TOTAL BOND
                                    SMALL-CAP     MARKET      W.P.      STABLE    PARTICIPANT
                                      INDEX       INDEX     STEWART     VALUE       LOAN
                                      FUND        FUND       FUND        FUND       FUND        TOTAL
ASSETS:
Investments, at market value:
Corning Incorporated common
  stock (cost of $277,459)          $     -     $     -    $     -    $      -    $     -     1,155,773

Corning Incorporated preferred
  stock (cost of $8,590)                  -           -          -           -          -        62,383

Mutual funds (cost of $440,533)      15,542       7,894          -           -          -       431,848

Equity fund (cost of $37,147)             -           -     46,110           -          -        46,110

Pooled investment fund (cost
  approximates market value)              -           -      1,123       1,057          -        11,246

Group annuity contracts, at
  contract value                          -           -          -     447,074          -       447,074
                                  ----------  ---------- ---------- ----------- ---------- -------------

      Total investments              15,542       7,894     47,233     448,131          -     2,154,434

Interfund receivables (payables)          -          15          -          99          -             -
Interest and dividends receivable     2,109           -         53          10          -         3,338
Participant loans receivable              -           -          -           -     20,560        20,560
Cash                                      -           -          -           -         16            16
                                  ----------  ---------- ---------- ----------- ---------- -------------

      Total assets                   17,651       7,909     47,286     448,240     20,576     2,178,348

Liabilities:
Forfeitures payable                       -           -         (3)       (251)         -        (1,432)
Accrued expenses                         (2)          -        (97)        (46)         -          (178)
Securities payable                   (2,109)          -          -           -          -        (4,625)
                                  ----------  ---------- ---------- ----------- ---------- -------------

Net assets available for benefits  $ 15,540     $ 7,909   $ 47,186   $ 447,943   $ 20,576    $2,172,113
                                  ----------  ---------- ---------- ----------- ---------- -------------

                                                                                                                         EXHIBIT I
                                                                                                                         (CONTINUED)

THE CORNING INCORPORATED MASTER INVESTMENT TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
DECEMBER 31, 1999
(DOLLAR AMOUNTS IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------------



                                         CORNING                       VANGUARD   VANGUARD               PUTNAM
                                  -----------------------              INSTITU-   INTERNA-                 NEW     VANGUARD
                                    COMMON     PREFERRED                TIONAL     TIONAL    FIDELITY    OPPOR-    BALANCED
                                     STOCK       STOCK     PELICAN      INDEX      GROWTH     CONTRA-   TUNITIES     INDEX
                                     FUND        FUND       FUND         FUND       FUND       FUND       FUND       FUND
Assets:
Investments, at market value:
Corning Incorporated common
  stock (cost of $215,220)        $ 1,055,412      $   -      $   -       $    -      $   -      $   -      $   -      $   -

Corning Incorporated preferred
  stock (cost of $17,870)                   -     76,147          -            -          -          -          -          -

Mutual funds (cost of $245,795)             -          -     72,096      165,165     22,007     58,581     83,248     30,196

Equity fund (cost of $49,426)               -          -          -            -          -          -          -          -

Pooled investment fund (cost
  approximates market value)            1,310          3          -            -          -          -          -          -

Group annuity contracts, at
  contract value                            -          -          -            -          -          -          -          -
                                  ------------ ---------- ----------  ----------- ---------- ---------- ---------- ----------

      Total investments             1,056,722     76,150     72,096      165,165     22,007     58,581     83,248     30,196

Interfund receivables (payables)           19       (341)       (12)         (69)        88         10         (5)       (37)
Interest and dividends receivable          12        246          -        1,149          -          -          -        359
Securities receivable                       -          -          -            -          -          -          -          -
Participant loans recivable                 -          -          -            -          -          -          -          -
Cash                                        -         (2)         -            -          -          -          -          -
                                  ------------ ---------- ----------  ----------- ---------- ---------- ---------- ----------

      Total assets                  1,056,753     76,053     72,084      166,245     22,095     58,591     83,243     30,518

LIABILITIES:
Forfeitures payable                    (1,023)         -         (6)          (3)        (1)       (25)        (3)       (26)
Accrued expenses                          (10)         -         (2)          (2)        (1)        (2)        (2)         -
Securities payable                          -          -          -       (1,149)         -          -          -       (359)
                                  ------------ ---------- ----------  ----------- ---------- ---------- ---------- ----------

Net assets available for benefits $ 1,055,720   $ 76,053   $ 72,076    $ 165,091   $ 22,093   $ 58,564   $ 83,238   $ 30,133
                                  ------------ ---------- ----------  ----------- ---------- ---------- ---------- ----------



                                                 VANGUARD
                                    VANGUAGE    TOTAL BOND
                                    SMALL-CAP     MARKET      W.P.      STABLE    PARTICIPANT
                                      INDEX       INDEX     STEWART     VALUE       LOAN
                                      FUND        FUND       FUND        FUND       FUND        TOTAL
Assets:
Investments, at market value:
Corning Incorporated common
  stock (cost of $215,220)             $   -       $   -      $   -      $    -      $   -    $1,055,412

Corning Incorporated preferred
  stock (cost of $17,870)                  -           -          -           -          -        76,147

Mutual funds (cost of $245,795)        2,592       1,194          -           -          -       435,079

Equity fund (cost of $49,426)              -           -     68,673           -          -        68,673

Pooled investment fund (cost
  approximates market value)               -           -        168       1,923          -         3,404

Group annuity contracts, at
  contract value                           -           -          -     365,756          -       365,756
                                   ----------  ---------- ---------- ----------- ---------- -------------

      Total investments                2,592       1,194     68,841     367,679          -     2,004,471

Interfund receivables (payables)          37          14        (59)        355          -             -
Interest and dividends receivable        169           6         57          10          -         2,008
Securities receivable                      -           -          -           -          -             -
Participant loans recivable                -           -          -           -     15,027        15,027
Cash                                       -           -          -           -          -            (2)
                                   ----------  ---------- ---------- ----------- ---------- -------------

      Total assets                     2,798       1,214     68,839     368,044     15,027     2,021,504

LIABILITIES:
Forfeitures payable                        -           -         (3)        (11)         -        (1,101)
Accrued expenses                           -           -       (192)        (31)         -          (242)
Securities payable                         -           -          -           -          -        (1,508)
                                   ----------  ---------- ---------- ----------- ---------- -------------

Net assets available for benefits    $ 2,798     $ 1,214   $ 68,644   $ 368,002   $ 15,027    $2,018,653
                                   ----------  ---------- ---------- ----------- ---------- -------------

                                                                                                                    EXHIBIT II

THE CORNING INCORPORATED MASTER INVESTMENT TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
DECEMBER 31, 2000
(DOLLAR AMOUNTS IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------------------

                                                  CORNING                               VANGUARD       VANGUARD
                                           ------------------------                     INSTITU-       INTERNA-
                                              COMMON     PREFERRED                       TIONAL         TIONAL        FIDELITY
                                              STOCK        STOCK      PELICAN            INDEX          GROWTH         CONTRA-
                                               FUND        FUND        FUND               FUND           FUND           FUND
Income from investments:
  Interest                              $       376    $      --      $      --      $      --      $      --      $      --
  Dividends                                   5,401            735         13,523          1,650          2,266          7,704
  Group annuity contracts                      --             --             --             --             --             --
                                        -----------    -----------    -----------    -----------    -----------    -----------

Total income from investments                 5,777            735         13,523          1,650          2,266          7,704

Net gain on sales of investments,
  based on average cost                     269,652         38,708         (4,207)        15,864            460            511
Increase (decrease) in net unrealized
  appreciation on investments                18,590        (10,068)        (3,182)       (31,574)        (5,660)       (12,459)
Expenses other than interest                   (254)          --               (7)           (21)            (5)           (12)
                                        -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from investment activities                293,765         29,375          6,127        (14,081)        (2,939)        (4,256)
                                        -----------    -----------    -----------    -----------    -----------    -----------

Contributions:
  Employer contributions (cash)              25,618           --             --             --             --             --
  Participant contributions                  19,108           --            3,842          9,739          3,061          6,597
                                        -----------    -----------    -----------    -----------    -----------    -----------

Total contributions                          44,726           --            3,842          9,739          3,061          6,597
                                        -----------    -----------    -----------    -----------    -----------    -----------

Distributions to participants              (128,487)          --           (6,187)       (13,766)        (2,142)        (4,389)
Net transfer from (to)
  other qualified funds                          29             29             91          3,343            661          5,424
Net transfer from (to)
  associated funds                         (103,341)       (43,198)       (15,804)        (9,413)         7,667          1,025
                                        -----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
  during the year                           106,692        (13,794)       (11,931)       (24,178)         6,308          4,401

Net assets available for benefits:
    Beginning of year                     1,055,720         76,053         72,076        165,091         22,093         58,564
                                        -----------    -----------    -----------    -----------    -----------    -----------

    End of year                         $ 1,162,412    $    62,259    $    60,145    $   140,913    $    28,401    $    62,965
                                        -----------    -----------    -----------    -----------    -----------    -----------


                                              PUTNAM                                    VANGUARD
                                                NEW         VANGUARD       VANGUARD     TOTAL BOND      CORNING
                                              OPPOR-        BALANCED       SMALL-CAP     MARKET           W.P.         STABLE
                                             TUNITIES         INDEX          INDEX        INDEX         STEWART        VALUE
                                               FUND           FUND           FUND         FUND            FUND          FUND
Income from investments:
  Interest                                $      --      $      --      $      --      $      --      $        96    $      --
  Dividends                                    11,160          1,330          2,224            247            403           --
  Group annuity contracts                        --             --             --             --             --           28,064
                                          -----------    -----------    -----------    -----------    -----------    -----------

Total income from investments                  11,160          1,330          2,224            247            499         28,064

Net gain on sales of investments,
  based on average cost                         6,388            492           (400)            28         (2,047)          --
Increase (decrease) in net unrealized
  appreciation on investments                 (48,834)        (2,544)        (3,344)           207           (663)          --
Expenses other than interest                      (18)           (17)           (61)             1           (287)          (820)
                                          -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
  from investment activities                  (31,304)          (739)        (1,581)           483         (2,498)        27,244
                                          -----------    -----------    -----------    -----------    -----------    -----------

Contributions:
  Employer contributions (cash)                  --             --             --             --             --             --
  Participant contributions                     9,705          4,114          1,875            534          3,992          7,295
                                          -----------    -----------    -----------    -----------    -----------    -----------

Total contributions                             9,705          4,114          1,875            534          3,992          7,295
                                          -----------    -----------    -----------    -----------    -----------    -----------

Distributions to participants                  (7,602)        (3,642)          (550)          (629)        (3,750)       (84,955)
Net transfer from (to)
  other qualified funds                         1,120            846            591            494             30          1,715
Net transfer from (to)
  associated funds                             24,989          5,006         12,407          5,813        (19,232)       128,642
                                          -----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
  during the year                              (3,092)         5,585         12,742          6,695        (21,458)        79,941

Net assets available for benefits:
    Beginning of year                          83,238         30,133          2,798          1,214         68,644        368,002
                                          -----------    -----------    -----------    -----------    -----------    -----------

    End of year                           $    80,146    $    35,718    $    15,540    $     7,909    $    47,186    $   447,943
                                          -----------    -----------    -----------    -----------    -----------    -----------



                                             VANGUARD
                                            PARTICIPANT
                                               LOAN
                                               FUND         TOTAL
Income from investments:
  Interest                                 $     1,351    $     1,823
  Dividends                                       --           46,643
  Group annuity contracts                         --           28,064
                                           -----------    -----------

Total income from investments                    1,351         76,530

Net gain on sales of investments,
  based on average cost                           --          325,449
Increase (decrease) in net unrealized
  appreciation on investments                     --          (99,531)
Expenses other than interest                      --           (1,501)
                                           -----------    -----------
Increase (decrease) in net assets
  from investment activities                     1,351        300,947
                                           -----------    -----------

Contributions:
  Employer contributions (cash)                   --           25,618
  Participant contributions                       --           69,862
                                           -----------    -----------

Total contributions                               --           95,480
                                           -----------    -----------

Distributions to participants                   (1,241)      (257,340)
Net transfer from (to)
  other qualified funds                           --           14,373
Net transfer from (to)
  associated funds                               5,439           --
                                           -----------    -----------

Increase (decrease) in net assets
  during the year                                5,549        153,460

Net assets available for benefits:
    Beginning of year                           15,027      2,018,653
                                           -----------    -----------

    End of year                            $    20,576    $ 2,172,113
                                           -----------    -----------

                                                                                                                   EXHIBIT III

THE CORNING INCORPORATED MASTER INVESTMENT TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------------------

                                                                    2000      1999



ASSETS

Investments in Corning Incorporated Master Investment
    Trust, at market value:

Corning Incorporated Common Stock Funds (cost of
    $84,140 in 2000 and $60,234 in 1999)                          $352,503   $336,166

Corning Incorporated Preferred Stock Fund (cost of
    $523 in 2000 and $582 in 1999)                                   3,791      3,590

Pelican Fund (cost of $9,466 in 2000 and $10,647 in 1999)            7,940      9,537

Vanguard Institutional Index Fund (cost of
    $9,769 in 2000 and $10,116 in 1999)                             13,173     17,188

Vanguard International Growth Fund (cost of
    $2,011 in 2000 and $1,295 in 1999)                               1,881      1,564

Fidelity Contrafund (cost of $5,788 in 2000 and $5,039 in 1999)      5,217      5,567

Putnam New Opportunities Fund (cost of
    $17,177 in 2000 and $7,737 in 1999)                             13,534     11,512

Vanguard Balanced Index Fund
    (cost of $3,216 in 2000 and $2,446 in 1999)                      3,201      2,655

Vanguard Small-Cap Index Fund
    (cost of $2,730 in 2000 and $373 in 1999)                        2,254        388

Vanguard Total Bond Market Index Fund
    (cost of $851 in 2000 and $107 in 1999)                            874        107

W.P. Stewart Fund (cost of
    $4,627 in 2000 and $6,350 in 1999)                               5,877      7,515

Stable Value Fund, at contract value                                78,656     56,597

Participant Loan Fund (cost approximates market value)               9,807      7,273
                                                                  --------   --------

      Net assets available for benefits                           $498,708   $459,659
                                                                  --------   --------

                                                                                                                      EXHIBIT IV

THE CORNING INCORPORATED MASTER INVESTMENT TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
DECEMBER 31, 2000 AND 1999
(DOLLAR AMOUNTS IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------------------

                                                     CORNING                      VANGUARD       VANGUARD                  PUTNAM
                                              ----------------------              INSTITU-      INTERNA-                     NEW
                                                COMMON    PREFERRED                TIONAL        TIONAL       FIDELITY     OPPOR-
                                                STOCK       STOCK      PELICAN     INDEX         GROWTH        CONTRA-    TUNITIES
                                                 FUND       FUND        FUND        FUND          FUND          FUND        FUND
Allocated portion of increase in net
    assets from investment activities in
    the Corning Incorporated Master
    Investment Trust                       $ 105,660    $   1,096    $     782    $  (1,349)   $    (177)   $    (369)   $  (5,765)
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------

Contribution:
    Employer contributions - cash              7,468         --           --           --           --           --           --
    Participant contributions                  6,847         --            610          925          252          515        1,060
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------

Total contributions                           14,315         --            610          925          252          515        1,060
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------

Distributions to participants                (46,642)        --           (831)      (1,464)        (165)        (360)      (1,495)
Net transfer from (to)
    other qualified plans                     (7,016)         (32)        (113)        (125)         (91)         (93)        (399)
Net transfers from (to)
    associated funds                         (49,980)        (863)      (2,045)      (2,002)         498          (43)       8,621
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------

Increase (decrease) in net assets
    during the year                           16,337          201       (1,597)      (4,015)         317         (350)       2,022

Net assets available for benefits:
    Beginning of year                        336,166        3,590        9,537       17,188        1,564        5,567       11,512
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------

    End of year                            $ 352,503    $   3,791    $   7,940    $  13,173    $   1,881    $   5,217    $  13,534
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------


                                                                       VANGUARD
                                                VANGUARD   VANGUARD    TOTAL BOND
                                                BALANCED   SMALL-CAP    MARKET       W.P.       STABLE    PARTICIPANT
                                                  INDEX      INDEX       INDEX      STEWART     VALUE       LOAN
                                                  FUND       FUND        FUND        FUND        FUND       FUND         TOTAL
Allocated portion of increase in net
    assets from investment activities in
    the Corning Incorporated Master
    Investment Trust                        $     (69)   $    (271)  $      41   $    (277)   $   4,674    $     644    $ 104,620
                                            ---------    ---------   ---------   ---------    ---------    ---------    ---------

Contribution:
    Employer contributions - cash                --           --          --          --           --           --          7,468
    Participant contributions                     326          170          48         506        1,761         --         13,020
                                            ---------    ---------   ---------   ---------    ---------    ---------    ---------

Total contributions                               326          170          48         506        1,761         --         20,488
                                            ---------    ---------   ---------   ---------    ---------    ---------    ---------

Distributions to participants                    (761)         (77)        (56)       (395)     (24,678)        (592)     (77,516)
Net transfer from (to)
    other qualified plans                         (92)         (36)        (23)       (115)        (408)        --         (8,543)
Net transfers from (to)
    associated funds                            1,142        2,080         757      (1,357)      40,710        2,482         --
                                            ---------    ---------   ---------   ---------    ---------    ---------    ---------

Increase (decrease) in net assets
    during the year                               546        1,866         767      (1,638)      22,059        2,534       39,049

Net assets available for benefits:
    Beginning of year                           2,655          388         107       7,515       56,597        7,273      459,659
                                            ---------    ---------   ---------   ---------    ---------    ---------    ---------

    End of year                             $   3,201    $   2,254   $     874   $   5,877    $  78,656    $   9,807    $ 498,708
                                            ---------    ---------   ---------   ---------    ---------    ---------    ---------